CHINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

January 17, 2012
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Andrew D. Mew – Accounting Branch Chief

Re:          China Marketing Media Holdings, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed November 29, 2011
Form 10-Q for the Quarterly Period End September 30, 2011
Filed November 21, 2011
Response dated November 18, 2011
File No. 000-51806

Ladies and Gentlemen:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated December 16, 2011 (the "Comment Letter") relating to the Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K/A”) of China Marketing Media Holdings, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Note 6. Related Party Transactions With An Affiliate, page F-20

1.
We note your response to prior comment two of our letter dated October 28, 2011. You state CMO is a government organization owned by the PRC Government and therefore does not qualify as a VIE pursuant to FASB ASC 810-10-15-12. We note disclosure on page two stating CMO is an affiliate of the Administration of Press and Publication of Henan Provincial Government. Please provide us additional clarification of CMO’s relationship with the PRC Government indicating if true, that the PRC Government owns 100% of CMO. If not, please advise us of the parties that have an ownership interest and their respective percentage ownership. We may have further comment.

Securities and Exchange Commission

January 17

Response:

The Company sought and obtained a legal opinion of its PRC legal counsel with respect to the ownership status of CMO. A translated copy of the Henan Yinji Law Firm legal opinion is included in Exhibit A hereto. The Company’s legal counsel opined and confirmed that CMO is an entity wholly owned by the Henan Provincial government.  Therefore, the Company believes that  it does not qualify as a VIE pursuant to FASB ASC 810-10-15-12.

Form 10-Q for the quarterly period ended September 30, 2011

Balance Sheet, page 4

2.
We note your response to prior comment three and four of our letter dated October 28, 2011.  Please revise your balance sheets to disclose amounts due from affiliates and due to affiliates gross or advise us of the accounting literature supporting your net presentation. It is not clear that the amounts due to or due from are to the same parties as you represent since the amounts are due to or due from affiliates of CMKM’s subsidiaries and affiliates of Shenzhen New Media Advertising Co., Ltd.#. Please refer to FASB ASC 210-20. Additionally we reissue a portion of our comment to please direct us to where you have disclosed the nature and amounts of these related party transactions in the notes to the financial statements or revise your disclosures accordingly.

Response:

The amounts due to or due from are to the same parties among CMKM’s subsidiaries including Shenzhen New Media Advertising Co., Ltd are disclosed on a net presentation. Under FASB ASC 201-20, we confirm that CMKM has the right to set off the amount owed from/to the same related parties with amounts owed to/by its subsidiaries, which is enforceable at law under the PRC legal jurisdiction.

We have disclosed the nature and amounts of these related party transactions in the Note 6 and Note 7 to the financial statements included in Form 10-K.

We have disclosed the nature and amounts of these related party transactions in the Note 5 to the financial statements included in Form 10-Q.

Note 5. Due From Affiliates, page 19

3.
We note your response to prior comment one and two of our letter dated October 28, 2011 and your inclusion of disclosure within Management’s Discussion and Analysis pages 29 and 32 as to the guidance followed in determining CMO was not a VIE. Notwithstanding our above comment relating to CMO’s exemption as a VIE, prominent and expanded disclosure of the principles followed in determining CMO was not a VIE and why consolidation was not appropriate should also be included in the notes to your financial statements. See FASB ASC 810-10-50-8. Additionally, please expand your disclosure to include the costs of operating CMO and any other measures of activity that would be useful to investors.

Securities and Exchange Commission

January 17

Response:

We have expanded the disclosure to include the costs of operating CMO and other measures of activity as follows. Please refer to the below Note 5 – Due From Affiliates in the enclosed Amendment No. 1 to Form 10-Q.

NOTE – 5     DUE FROM AFFILIATES

A)         Operation and Management Right Agreement - CMO

Sale and Marketing Publishing House ("CMO"), an entity owned by the PRC government, is controlled and directed by a common director and major shareholder of the Company. CMO is not a direct or indirect subsidiary of the Company. The Company transacted with CMO in accordance with the Operation and Management Right Agreement (“the agreement”) in the normal course of business.

On October 23, 2003, Shenzhen Media entered into the agreement in a term of 10 years with CMO. The agreement calls for the payment of $1,220,930 to CMO in exchange for a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under this agreement, Shenzhen Media is entitled to collect advertising revenues from customers already existing at the time of the contract, in addition to any new clients that Shenzhen Media can solicit and develop. Shenzhen Media shall bear all the operating costs and receive all the revenues from the contracted businesses.

In connection with the agreement with CMO, the Company has generated the operating result as part of the agreement.

	Three months ended September 30,
	2011	2010
Magazine advertising:
Advertising pages sales	$644,347	$1,657,045
Publishing	446,171	435,879

Total magazine advertising sales generated from CMO, included in consolidated total	1,090,518	2,092,924
Cost of revenue	(566,639)	(457,419)
Gross profit	523,879	1,635,505
General and administrative expenses	(391,286)	(386,108)
Interest expense	315	4,171
Subsidy income	40,290	-
Net income generated from CMO, included in net income	$173,198	$1,253,568

Securities and Exchange Commission

January 17

	Nine months ended September 30,
	2011	2010
Magazine advertising:
Advertising pages sales	$2,867,749	$5,306,984
Publishing	1,261,543	1,146,295

Total magazine advertising sales generated from CMO, included in consolidated total	4,129,292	6,453,279
Cost of revenue	(1,586,875)	(1,280,916)
Gross profit	2,542,417	5,172,363
General and administrative expenses	(1,594,650)	(1,090,007)
Interest income	2,829	11,883
Subsidy income	101,376	-
Net income generated from CMO, included in net income	$1,051,972	$4,094,239

******************************************

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****
If you have any further comments and/or questions, please contact the undersigned or Ralph V. De Martino (202-912-4825) or Alec Orudjev (202-912-4842) at Cozen O’Connor, the Company’s legal counsel.

Very truly yours,

/s/ Yingsheng Li
Yingsheng Li
President

Attachment
Cc:                           Ralph V. De Martino, Esq.
  Alec Orudjev, Esq.